Filed by Dreyer's Grand Ice Cream, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                              Subject Company:  Dreyer's Grand Ice Cream, Inc.
                                                   Commission File No. 0-14190

On October 23, 2002, Dreyer's Grand Ice Cream, Inc. issued a press release, held a conference call (a recording of which is available as a "web cast" on the Dreyer's Grand Ice Cream, Inc. web site), and made a recorded message from its Chief Executive Officer, T. Gary Rogers, available to its employees. The press release, transcript of the conference call, and excerpt from the transcript of the message to employees which follow are being filed pursuant to Rule 425:

PRESS RELEASE:

Dreyer's Grand Ice Cream, Inc. (NNM:DRYR) today announced results for the quarter ended September 28, 2002 that reflect continued growth in sales and favorable dairy raw material costs, partially offset by costs related to the previously announced transaction with Nestle Holdings Inc. (Nestle). As a result, Dreyer's earned $.27 per diluted common share in the quarter, compared with earnings of $.17 per diluted common share reported in the third quarter of 2001.

The company expects to file shortly a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) for the transactions contemplated by the June 16, 2002 merger and contribution agreement with Nestle. Upon completion of the transactions contemplated by the merger and contribution agreement, common stock of the company will be exchanged for a 100 percent ownership interest in the Nestle Ice Cream Company, LLC (NICC). This transaction will result in Nestle owning 67 percent of the outstanding shares of the company. The transactions will be accounted for as a reverse acquisition under the purchase method of accounting, where NICC will be deemed to be the acquirer for accounting purposes only, and the company will be deemed to be the acquiree. As a result, the company has been expensing all merger transaction expenses as incurred. The company incurred $2.8 million of such costs during the third quarter and has recorded a total of $5.7 million year-to-date. The company currently estimates that it will incur total merger transaction expenses, including costs to be incurred to close the transactions, in the range of $25 million to $30 million. The transactions are expected to close late in the fourth quarter of 2002 or early in the first quarter of 2003.

Operating Results

Consolidated net sales for the thirteen-week period ended September 28, 2002 were $383,598,000, an increase of six percent over net sales of $361,636,000 in the third quarter of 2001. The company reported net income in the quarter of $ 10,334,000, or $.27 per diluted common share, a $4,286,000 increase over net income of $6,048,000, or $.17 per diluted common share, in the third quarter of 2001.

Consolidated net sales for the thirty-nine week period ended September 28, 2002 were $1,050,823,000, an increase of 12 percent over net sales of $936,473, 000 in the same period last year. The company reported year-to-date net income of $23,330,000, or $.62 per diluted common share, a $14,673,000 increase over net income of $8,657,000, or $.24 per diluted common share, in the same period of 2001.

Net sales of the company's branded products increased two percent for the quarter to $209,739,000 and represented 55 percent of total net sales. The growth of company brands was driven by sales of classic premium ice cream and Whole Fruit Bars. Net sales of partner brands, products distributed for other manufacturers, increased 11 percent in the quarter and accounted for 45 percent of total net sales. The increase was driven primarily by increased sales of distributed novelty products and Ben & Jerry's superpremium products.

The company's gross profit increased by $15,358,000 to $55,974,000, representing a 15 percent gross margin for the third quarter compared with an 11 percent gross margin in the same quarter of 2001. The improvement in gross profit was driven primarily by lower dairy costs and higher sales, partially offset by increases in distribution expenses.

Dairy raw material costs accounted for a $14.8 million pre-tax benefit in the quarter versus last year, net of the results of butter trading activities.

Selling, general and administrative expenses increased by $6,748,000 to $35, 632,000 for the quarter and represented nine percent of net sales compared with $28,884,000, or eight percent of net sales, in the same quarter of 2001. The increase in expenses from 2001 reflects higher marketing and administrative expenses, partially offset by reduced amortization expense due to the impact of a change in the accounting for amortization of goodwill.

Beginning with the first quarter of 2002, the company began reporting sales net of certain marketing and promotion expenses that were previously included in selling, general and administrative expenses. Prior period expenses have been retroactively restated for comparative purposes with no effect on net income as previously reported.

Dreyer's Grand Ice Cream, Inc. (NNM:DRYR) manufactures and distributes premium and superpremium ice cream. The company's products are marketed under the Dreyer's brand name throughout the western states and Texas, and under the Edy's(R) name throughout the remainder of the United States. Dreyer's (together with Edy's) is the best-selling brand of packaged ice cream in the country. Internationally, the Dreyer's brand extends to select markets in the Far East and the Edy's brand to the Caribbean and South America. Brands currently manufactured and distributed by Dreyer's include Grand, Grand Light(R), Homemade, Dreamery(R), Whole Fruit(TM) Sorbet, M&M/Mars, Starbucks(R), Godiva(R) and Healthy Choice(R). For more information on the company, please visit www.dreyersinc.com.
                      ------------------

Note to Editors: Edy's, the Dreyer's and Edy's logo design, Dreamery, Grand Light, Homemade, Whole Fruit, are all trademarks or tradenames of Dreyer's Grand Ice Cream, Inc. All other trademarks and tradenames are owned by their respective companies.

Conference Call

Dreyer's Grand Ice Cream, Inc. (NNM:DRYR) will hold a conference call for investors and analysts today, Wednesday, October 23, 2002, at 10:30 a.m. EDT (7:30 a.m. PDT) to discuss this news release. The call will be webcast in its entirety from the Investor Relations section of www.dreyersinc.com. A replay of the call will be available from the audio archives at the same website location and is incorporated by reference into this news release.

* * *

CONFERENCE CALL (transcript):

                        Dreyer's Grand Ice Cream, Inc.
                      Third Quarter 2002 Conference Call
                               October 23, 2002
                                10:30 a.m. EDT

OPERATOR: Ladies and gentlemen, thank you for standing by. Welcome to the Dreyer's Grand Ice Cream, Inc. third quarter 2002 conference call. During the presentation all participants will be in a listen-only mode, afterwards we will conduct a question and answer session. At that time, if you have a question, please press the one followed by the four on your telephone. As a reminder, this conference is being recorded today, Wednesday October 23rd, 2002. I would now like to turn the conference over to Timothy Kahn , Chief Financial Officer for Dreyer's Grand Ice Cream Inc. Please go ahead, sir.

TIMOTHY KAHN, CHIEF FINANCIAL OFFICER, DREYER'S GRAND ICE CREAM, INC.:
Thank you. Good morning and welcome to the Dreyer's Grand Ice Cream third quarter conference call. I'm Tim Kahn, Chief Financial Officer. Joining me this morning are Bill Collett, our Treasurer and Mark LeHocky, our General Counsel.

This is obviously a time of busy and exciting transition for our company. As I'm sure you know, we're moving ahead to complete our strategic transaction with Nestle, the first stage of which involves us acquiring the Nestle Ice Cream Company in the United States.

As we indicated in our press release, we expect to file our S-4 Registration Statement on the Nestle transaction within the next two or three days. This filing, which is quite thorough, will contain a great deal of information about the transaction and about the two companies and we urge all shareholders to read it carefully along with the other documents related to the deal that we've already filed.

Now once the FTC has approved our filing we'll issue our final Proxy, preparatory to our shareholder vote. Simultaneously we and Nestle are in the final stages of response, in the next few weeks, to the Federal Trade Commission's data request, as we've previously announced. At this point, with regard to our overall transaction, we feel things are on track. We expect to close the transaction either late in the fourth quarter this year or just after the beginning of 2003. We're not yet in a position to give a more specific estimate as to the exact date.

Now I think, as many of you know, and as we referenced in the press release we're required to use a technique called "reverse acquisition accounting" to record our acquisition of the Nestle Ice Cream Company. And under this technique the Nestle Ice Cream Company is deemed to be the acquirer for accounting purposes, even though we Dreyer's are the surviving company and the registrant. All of this will be, of course, disclosed in substantial detail in our filing.

One consequence of reverse acquisition accounting is that most of the one-time expenditures, relating both to the completion of the deal and going forward to the integration of the two companies, will be expensed, rather than assigned to the balance sheet as intangibles, which is normally the case.

As you can see from our press release, both last quarter and the one this quarter, we anticipate up to $30,000,000 of expenses relating to the completion of the transaction. In addition, as our filing will indicate, there are likely to be substantial one-time expenses incurred after the close to achieve the integration of the two companies. We're not yet in a position to narrow down the range of those expenses, but you'll see more on them in the fairness opinion in the filing and we'll disclose more on them as we move towards the first quarter of next year.

And of course we believe the substantial benefit to our shareholders, both from the merger and from important put and call features of this transaction, more than justify these transitional costs. But it's important to note that these costs, both for 2002 and 2003, are very substantial in relation to our operating income. So taking this into consideration along with the many other changes that will occur in the first few months after closing and the overall structure of the deal -we don't feel it makes any sense to continue to talk to earnings estimates or give similar guidance for the next two or three quarters. The transaction expenses will be significant - in fact greater than any operating issues over those quarters. Once we've completed the transaction and we're in a position to fully discuss our integration and operating plans for the merged company - we'll then be able to give you a picture of our earnings potential.

And I guess since the published estimates for this year weren't actually updated after our previous disclosure of up to 50 cents or more of transaction cost, I think it's fair to say we won't be speaking to them anymore.

All of this transaction, however, is in a great cause. The combined companies will have a strong, exciting portfolio of brands, great presence across all channels and a much better cost structure once the synergies are realized.

Now turning to our third quarter results, as you can see the transaction costs amounted to just under $6,000,000 year to date. In addition to these disclosed costs we're incurring other expenditures to get our business infrastructure ready for the integration - things like capacity expansion on our information systems and the formation of dedicated teams of people working on integration planning.

In addition to these expenditures, the third quarter was impacted by another very important strategic expense. Based on the success of our package size change for premium ice cream in the Southeast and the Midwest, we made a decision to accelerate the rollout of this package into the rest of the country. In the third quarter we accrued expenses relating to this rollout and to incremental marketing programs for the final months of 2002. The new package was already in stores across most of the country by September. As we've discussed before, this size change - despite the upfront costs - has very substantial upsides for 2003. We continue to see no significant negative feedback from consumers and - importantly - I think we can now say with confidence that most of our major competitors are going to follow our lead and change their own packages during the next year.

So despite all of these various, significant strategic expenditures, our net income for the third quarter rose from 17 cents last year to 27 cents this year, bringing us a year to date profit of 62 cents verses 24 cents a year ago.

Our sales increase for the quarter was six percent. Year to date sales growth is 12 percent. It's fair to say that we were disappointed in the sales performance of our premium segment in the third quarter. We've seen an unprecedented level of severe discounting from Unilever in the premium business in the last few months and that clearly affected our sales this summer. This level of discounting was a little surprising to us, but these things happen when competitors, in this case us and the Nestle Ice Cream Company, are in transition during a transaction and the other guy is trying to gain share. We are, as I said, disappointed but life is long and we know that our combined company is going to be a very, very strong competitor after the merger. Strong not in just package ice cream, but in novelties as well, so we aren't overreacting to this short-term price discounting.

We are excited about the expansion of our strategic vision through our new alliance with Nestle and we believe that we're going to put these two companies together - into a single company with outstanding brands, world class technology, great people on either side and, as I said, strength across every aspect of the ice cream business, packaged premium, packaged superpremium and novelties, with strength in all channels and we look forward to completing the deal and beginning to build this combined business.

Again, let me point out that our Registration Statement will be filed in the next few days. It is very detailed and it will answer most conceivable questions. Because we're in the last few days before filing I'm sure you'll understand that we have to be relatively limited in the answers we provide to questions this morning, in advance of that filing and I've said before, we'll continue to provide updates as to the status of our transaction. We won't speculate as to potential issues, eventualities or things of that nature.

Finally, I would say our shareholders should be cautioned the transaction will continue to impact near-term results as transactions do, both directly and indirectly, and this significantly impacts any forward-looking statements and introduces more uncertainty to the operating results than might otherwise be the case. So now that I have the legalese out of the way, let me open the call to questions.

OPERATOR: Thank you. Ladies and gentlemen if you'd like to register a question please press the one, followed by the four on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you'd like to withdraw your registration please press the one, followed by the three. If you are using a speakerphone, please lift your handset before entering your request. Ladies and gentlemen, once again, to register for a question please press the one, followed by the four. Our first question comes from Tom Isenberg from Schoenfeld Asset Management. Please proceed with your question.

TOM ISENBERG: Yes, hello. Isenberg here at Schoenfeld, first question is the results seemed a little weak versus analysts' expectations. It looks to me that even before the charge for the merger, maybe 32 cents and I'm getting that based on tax rates and such versus 59 cents expected, is this because of the discounting that you referred to that some of your competitors are doing?

KAHN: I think there are two factors, discounting - that's one factor and that shows in the premium sales. The second, as I said, is that list of strategic expenditures I went through. In addition to what's disclosed as specifically transaction-related expenditures, we have a number of other categories of expenditures under way, some of them to get our infrastructure ready and some, as I said, to accelerate the rollout of our new package size.

ISENBERG: I see, alright and it sounds like you can't make comments about what's going on at the FTC, but any comments there? Is it going according to expectations? I guess the prior guidance for the close of the transaction was year-end 2002 and now it looks like it could slip into the first half of 2003. Any further color you can provide?

KAHN: No, I think the FTC process is going according to our expectations and we and Nestle, as I said, are complying with the data request and that process is going very smoothly. The estimate is that the transaction might occur now in the beginning of 2003 and it still might be at the end of 2002.

I would say that the preparation of the S-4 was a complex process simply because of this reverse acquisition accounting. The Nestle Ice Cream Company, which is the acquirer for financial purposes, was not previously a public company and for the filing, as you'll see in the Registration Statement, we have to disclose retroactively public company statements for the Nestle Ice Cream Company and those had to be prepared. So the only reason for the delay, to the extent there even is one, and I don't think it's significant - has just been the time and the preparation of the S-4.

ISENBERG:  I see.   I'm going to get into detail on one other thing if you -
if I can beg your patience on it and if you can't comment, you can't comment.

There's been some speculation that Unilever for Ben and Jerry's might seek out alternative distribution avenues, and that they may have the support of the FTC in this because of some fear of once you're merged - then you own Haagen-Dazs - and that they will not get proper treatment or whatever. Although Unilever, interestingly, denies this publicly, so maybe there is no issue.

Do you think Unilever for Ben and Jerry's could find alternative DSD full-service distribution?

KAHN: I think there is plenty of distribution in this country. I think we are very happy with the distribution we provide for Unilever. I hope they are, too. We think we've done well for them.

As everybody who follows us knows, our business model has always been to provide distribution for competitors and that many competitors have been happy with that over the years.

Unilever has every right to stay with us, and we hope they do. They also have the right to leave at the change of control and we hope they don't. But they're an independent company, obviously, and they can choose to do so for their reasons. And if they do, I'm sure they will have many other channels to choose from. But we hope they stay.

ISENBERG: If they ask for extra safeguards - volume promises, things of that nature - because of your ownership of Haagen-Dazs now, and maybe you have different incentives going forward - would - could something like that be worked out? Would you be willing to provide that?

KAHN: I'm not going to speculate on anything like that. I would say again - and I think people who've known us for years know that - we have distributed for and have sometimes joint ventures with every one of our major competitors, and we keep a very, very good sort of Chinese wall and we provide very, very good services on that. We're used to using our distribution capabilities to help our competitors and it works - it works reasonably well.

ISENBERG: Great. Is it fair to say that's something the FTC is looking at, though?

KAHN:  I wouldn't speculate on that, and I don't have any knowledge of that.

ISENBERG:  OK.  Great.  Thank you very much.

OPERATOR: Ladies and gentlemen, once again, as a reminder, to register for a question, please press the one, four.

Our next questions comes from Michael Schecter from Mentor Partners. Please proceed with your question.

MICHAEL SCHECTER MENTOR PARTNERS: Just along the Unilever question again, there's been some press that people are being let go from Ben and Jerry's in response to them forming some of their own distribution system. Have you seen any of that - where Ben and Jerry's is sort of joining with some other competitors to form their own direct distribution?

UNIDENTIFIED PARTICIPANT: I have only seen the article in the press with regard to the layoffs. As I think we were quoted in one of those articles, we're not quite sure what that has to do with us. As I said, we're very happy to distribute for Unilever and we hope they continue to do so with us. Ben and Jerry's has been part of our system for a long time.

Whatever actions they take or don't take in Vermont I think are related to their own business plans, and we really couldn't comment on that.

SCHECTER: Have you seen them setting up their own distribution system at all? There's been some talk and a little bit of press that they are joining with some competitors to at least distribute the novelties - not in supermarkets, but to, like, bodegas and places like that.

KAHN: I don't have any knowledge of Unilever's internal plans. Again, I point out that there is a dense network of ice-cream distributors in this country. We're one of the largest, but there are many others.

And Unilever has always had a very open model and used many distributors. We've not been the only one, and they've always used others, as well. So I think that's all part of their game plan.

SCHECTER:  OK.  Thank you.

OPERATOR: Our next question comes from the line of John McMillan from Prudential Securities. Please proceed with your question.

JOHN MCMILLAN - PRUDENTIAL SECURITIES:  OK.

KAHN:  Good morning.

MCMILLAN:  How are you?

KAHN:  Fine, thank you.

MCMILLAN: Was that correct - that operational number that you add 32 cents back to kind of get an operating number? Did you agree with that?

KAHN: Yes, I think explicitly - I have to be careful these days in what I characterize as operating and non-operating - but I think ...

MCMILLAN:  Yes.

KAHN: ... explicitly one can take the transaction costs and add them back, and then you would get a quote/unquote operational number.

I think what I'm trying to indicate, though, is that there are expenditures within that operational number that clearly relate to strategic moves we're making both on account of the transaction and for other reasons.

MCMILLAN: So - again, you probably don't look at it this way because, you know, the old Dreyer's is no more - but if the old Dreyer's were reporting earnings, do have any idea what they'd be?

KAHN: You know, I don't even look at it that way, to tell you the truth. The transaction changes us so much ...

MCMILLAN:  Yes.

KAHN: ... that if I were talking to the old Dreyer's, I guess I would say, you know, I feel the business is pretty much on track, with the exception of a bad couple of weeks over the summer on the premium business. But I really don't have an earnings number that's associated with that.

MCMILLAN:  Fine.   And the company has had some well-publicized sales goals
and earnings goals. Would you imagine some of these to be updated with the S-4 or down the road?

KAHN: Yes, I think the S-4 will disclose a range of numbers - as you'll see in the fairness opinion that's associated with it.

I think that when we get into next year, and as we get particularly past the first quarter or two of next year, and we have a capability to talk to people about what this combined business looks like - and I think we'll be pretty positive about that - we're going to be in a better position to talk about strategic goals.

MCMILLAN: Right

KAHN: But clearly, as you know, we had our own. We now have the synergies from the combined company, plus the growth plans that will evolve for both Haagen-Dazs and the Nestle novelty business, both of which are strong players in - not just in grocery, but in non-grocery, as well.

We're going to need to put that all together, and then, I think, talk about our new plans.

MCMILLAN:OK.  Thanks a lot.

OPERATOR: Ladies and gentlemen, if you'd like to register a question, please press the one, four. Our next question comes from the line of Robert Hordon from Arnhold & Bleichroeder. Please proceed with your question.

JOHN SPITZER, ARNOLD & BLEICHRODER: Hi. This is actually John Spitzer. I just wanted to get some clarification on the package size change. Is that specific to super-premium, or does it cover super-premium and premium? And if it covers both, is it starting with one versus the other?

KAHN: The package size change is only with regard to the premium business, and doesn't affect our super-premium business at all. And it affects most, but not all, of the brands within our premium sector.

SPITZER:  OK.  Thank you.

OPERATOR: There are no further questions at this time, Mr. Kahn. I'll now turn the conference back to you.

KAHN: OK. If there's no further questions, we thank you for your time this morning. We look forward to continue to keep you updated on our business and on the transaction, and we encourage you to read the filing when it occurs in the next few days. Thanks very much.

OPERATOR: Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation, and ask that you please disconnect your line.

END

* * *

MESSAGE TO EMPLOYEES (excerpts from transcript):

                        Dreyer's Grand Ice Cream, Inc.
                             Message to Employees
                             From T. Gary Rogers

    . . . Now the other subject that I'm sure everyone is eager to hear about is the status of our alliance with Nestle. As I described in our last message, our deal with Nestle is fully agreed to and fully documented, but not consummated, or "closed" as the financial people call it. There are two things that are necessary before the deal can close. First, it has to be approved by a vote of our shareholders and, secondly, the Federal Trade Commission has to approve the deal.

      You would think that completing a shareholder vote on this deal would be very easy, but it's actually not. Before holding the shareholder vote, the SEC, Securities Exchange Commission, requires us to send our shareholders an explanatory document called an S-4. The S-4 has to be written in a prescribed format and it has to be approved by the SEC before we can mail it to our shareholders. Believe it or not, the current draft of the S-4
document is nearly two hundred pages long.   One of the many requirements is
historical financials and another is the presentation of pro forma financials assuming that Dreyer's and the Nestle Ice Cream Company had merged three years ago. Of course all of these financial statements have to be audited by outside accounting firms. But because the Nestle Ice Cream Company is small compared to Nestle itself, and because it had only recently been acquired by Nestle, there were no audited financials for this business. So only last week did we finally get the audited financials that we need to complete the S-4. The document will be sent to the SEC for review and comment sometime this week and given the normal time this process takes, we think we should be able to complete our shareholder vote right around year end.

      The other requirement we have to meet before we can close is an approval by the Federal Trade Commission. The Federal Trade Commission is concerned with any potential anti-competitive effects of a merger like this. They have sent us a document request that, between Nestle and ourselves, will require over five thousand large boxes of documents. Five thousand boxes for us to comply. Once we fully comply with the document request, which we expect to do by the end of this month, the FTC has thirty days to make its decision. Because the ice cream business is so competitive and because our acquisition of the Nestle Ice Cream Company basically puts us on par with Unilever, we don't expect any major problems from the FTC.

However, this process is about on the same timeline as the shareholder vote process, or right around year-end. So we hope to close the deal no later than early January of next year...

* * *

This filing contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

     Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.